BOMBARDIER

06016458

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG 31 2006
WASH. D.C. 203 SECTION

August 30, 2006

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release issued yesterday with respect to the financial results of Bombardier Inc. for the second quarter ended July 31, 2006 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by returning one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

Roger Carle
Corporate Secretary

PROCESSED
SEP 06 2006
THOMSON
FINANCIAL

RC/gd
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

9/5

BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

August 30, 2006

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release issued yesterday with respect to the financial results of Bombardier Inc. for the second quarter ended July 31, 2006 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by returning one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

Roger Carle
Corporate Secretary

RC/gd
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JULY 31, 2006

(All amounts in this press release are in U.S. dollars unless otherwise indicated.)

- **EBT from continuing operations increased by 28% despite a slight decrease in revenues**
- **EPS from continuing operations of $0.03, compared to $0.02 before special items last year**
- **Business aircraft remains strong with a 31% order increase over last year**
- **New order intake of $1.9 billion at Bombardier Transportation, representing a book-to-bill ratio of 1.2**
- **Cash and cash equivalents of $1.8 billion after repayment of $646 million of long-term debt**
- **Free cash flow of $146 million, an improvement of $401 million compared to last year**

Montréal, Aug. 30, 2006 – Bombardier today released financial results for the second quarter of fiscal year 2007. Earnings before income taxes (EBT) from continuing operations amounted to $77 million for the quarter ended July 31, 2006, compared to $60 million before special items for the same period last year ($26 million after special items). Earnings per share from continuing operations was $0.03, compared to $0.02 before special items for the same period last year. The overall order backlog increased by $1.5 billion since year end to reach $33.1 billion.

"During the quarter, Bombardier Transportation again recorded stronger results with an increased EBIT margin of 3.7%," said Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, Bombardier Inc. "Improving Bombardier Aerospace's margins continues to be a challenge and we are aggressively pursuing all opportunities to reduce our cost base. With a solid cash position and a strong order backlog, we remain committed to improving profitability," he said.

Bombardier Aerospace

As confirmed leader of the business aircraft industry, Bombardier Aerospace continues to benefit from a strong business aircraft market. Deliveries in the quarter increased by 17%, reaching 48 aircraft, compared to 41 for the same quarter last year, bringing the total year-to-date deliveries to 101 business aircraft, compared to 84 last year. The Aerospace group received 67 net orders during the three-month period ended July 31, 2006, compared to 51 during the same period last year.

Significant product milestones were achieved during the second quarter, with the deliveries of the 300th *Learjet 45* and *Learjet 60* aircraft.

While the regional jet market remains difficult, many campaigns are underway for which *CRJ700* and *CRJ900* aircraft are well positioned. Efforts to develop secondary markets for *CRJ200* aircraft have started to show results. An order for *CRJ200* aircraft in cargo freighter configuration was signed with West Air Europe in early August.

In addition, Bombardier Aerospace implemented major manufacturing changes in order to lower costs. During the quarter, Bombardier reached an agreement with Mitsubishi Heavy Industries (MHI) to transfer production of certain *Q400* aircraft components to Bombardier facilities in Belfast, Montréal and Queretaro (Mexico) as well as to long-time supplier, China-based Shenyang Aircraft Corporation (SAC). Bombardier also began the operation of its Mexican temporary manufacturing facility in May, with the delivery of its first wire harnesses in the second quarter. Construction of the permanent Queretaro facility will begin this fall, and the manufacturing operations of this site are scheduled to start in the second half of 2007.

Bombardier Transportation

Bombardier Transportation's earnings before financing income, financing expense and income taxes (EBIT) improved by $17 million - from $43 million before special items to $60 million - posting an EBIT margin of 3.7% for the second quarter, compared to 2.6% before special items for the same period last year.

With a $1.9 billion order intake for the second quarter, representing a $347-million increase over the same period last year, the book-to-bill ratio reached 1.2, and the order backlog totalled $22.2 billion at the end of the second quarter. Key orders during this quarter included the finalization of the Chicago Transit Authority contract for 406 cars amounting to $577 million, two service orders with First Great Western totalling $260 million and several orders for light rail vehicles (Metro do Porto, Docklands Light Railway and City of Palermo).

Also in this quarter, Bombardier Transportation delivered the 1,000th metro car to operators in the People's Republic of China as well as the 1,000th M-7 car for the Long Island Rail Road/ Metro-North Railroad.

Financial highlights
(unaudited, in millions of U.S. dollars, except per share amounts)
For the periods ended July 31:

		Three months				Six months		
		2006		2005		**2006**		2005
Revenues								
Aerospace	**$**	**1,891**	$	1,962	**$**	**3,831**	$	3,898
Transportation		**1,624**		1,671		**3,210**		3,492
	$	**3,515**	$	3,633	**$**	**7,041**	$	7,390
EBIT from continuing operations before special items								
Aerospace	**$**	**66**	$	76	**$**	**121**	$	128
Transportation		**60**		43		**107**		87
		126		119		**228**		215
Financing income		**(39)**		(32)		**(78)**		(65)
Financing expense		**88**		91		**176**		178
EBT from continuing operations before special items		**77**		60		**130**		102
Special items (Transportation)		**-**		(34)		**(24)**		(26)
EBT from continuing operations		**77**		26		**106**		76
Income taxes		**20**		16		**28**		25
Income from continuing operations		**57**		10		**78**		51
Income from discontinued operations – net of tax		**1**		107		**4**		121
Net income	**$**	**58**	$	117	**$**	**82**	$	172
Earnings per share (in dollars)								
Basic and diluted								
From continuing operations before special items	**$**	**0.03**	$	0.02	**$**	**0.05**	$	0.03
Net income	**$**	**0.03**	$	0.06	**$**	**0.04**	$	0.09

FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JULY 31, 2006

ANALYSIS OF RESULTS

Consolidated results

Consolidated revenues totalled $3.5 billion for the second quarter ended July 31, 2006, compared to $3.6 billion for the same period last year. For the six-month period ended July 31, 2006, consolidated revenues reached $7 billion compared to $7.4 billion for the same period last year. The $118-million and $349-million reductions mainly reflect lower deliveries of regional jets and decreased mainline revenues in the U.K. and Germany in Transportation, partially offset by increased deliveries of, and improved selling prices for business aircraft.

EBT from continuing operations for the three-month period ended July 31, 2006 amounted to $77 million, compared to $60 million before special items for the same period last year. For the six-month period ended July 31, 2006, EBT from continuing operations before special items amounted to $130 million, compared to $102 million for the same period last fiscal year. These increases result from a higher margin in Transportation, mainly due to improvements in contract execution and the positive impact of restructuring initiatives and lower net financing expenses.

There was no special items for the three-month period ended July 31, 2006, compared to a charge of $34 million for the same period last year. For the six-month period ended July 31, 2006, the special items amounted to a charge of $24 million, compared to $26 million for the same period the previous year.

As a result, EBT from continuing operations amounted to $77 million for the second quarter of fiscal year 2007, compared to $26 million for the same period the previous year. For the six-month period ended July 31, 2006, EBT from continuing operations amounted to $106 million, compared to $76 million for the corresponding period last year.

Income from continuing operations totalled $57 million, or $0.03 per share, for the second quarter ended July 31, 2006, compared to $42 million before special items, net of tax, or $0.02 per share, for the same period last year. Net income was $58 million, or $0.03 per share, for the second quarter of fiscal year 2007, compared to $117 million, or $0.06 per share, for the same period the previous year.

For the six-month period ended July 31, 2006, income from continuing operations before special items, net of tax, totalled $100 million, or $0.05 per share, compared to $70 million, or $0.03 per share, for the same period the previous year. Net income was $82 million, or $0.04 per share, for the six-month period ended July 31, 2006, compared to $172 million, or $0.09 per share, for the same period the previous year.

Net income for the comparative periods of last year includes income from discontinued operations of $107 million, mainly as a result of the sale of the inventory finance operations.

As at July 31, 2006, Bombardier's order backlog was $33.1 billion, compared to $31.6 billion as at Jan. 31, 2006. The $1.5-billion increase is due to the higher order intake compared to revenues recorded for Transportation and business aircraft, and the positive currency impact on the order backlog of Transportation, mainly arising from the strengthening of the euro and the pound sterling compared to the U.S. dollar, amounting to approximately $800 million, partially offset by declining orders for regional jets.

Bombardier Aerospace

- **Revenues of $1.9 billion**
- **EBITDA of $172 million**
- **EBIT of $66 million**
- **Free cash flow of $293 million**
- **Order backlog of $10.9 billion**
- **Deliveries of 75 aircraft**

Bombardier Aerospace's revenues amounted to $1.9 billion for the three-month period ended July 31, 2006, compared to $2 billion for the same period the previous year. This decrease mainly reflects lower manufacturing revenues mostly due to lower deliveries of *CRJ* family aircraft, mainly *CRJ200*, partially offset by increased deliveries of, and improved selling prices for business aircraft.

The margin amounted to $295 million, or 15.6% of revenues, for the three-month period ended July 31, 2006, compared to $301 million, or 15.3%, for the same period the previous year. The 0.3 percentage-point increase is mainly due to increased deliveries of, and improved selling prices for business aircraft and the positive impact of cost revision estimates for the *CRJ* Series family of aircraft, partially offset by lower deliveries of regional jets, mainly *CRJ200* aircraft, and lower margins on the sale of regional aircraft. The margin percentage was also positively impacted by a net amount of $10 million due to two non-recurring items: a gain of $84 million arising from the settlement with Mitsubishi Heavy Industries of Japan (MHI), a supplier of

regional aircraft components, and a charge of $74 million arising from the alignment of the *CRJ700* and *CRJ900* program accounting ending dates which resulted in a reduction of 130 units of the combined accounting program quantities.

Earnings before financing income, financing expense, income taxes, depreciation and amortization (EBITDA) amounted to $172 million, or 9.1% of revenues, for the three-month period ended July 31, 2006, compared to $178 million, or 9.1%, for the same period last year. EBIT amounted to $66 million, or 3.5% of revenues, for the second quarter ended July 31, 2006, compared to $76 million, or 3.9%, for the same period the previous year.

For the quarter ended July 31, 2006, aircraft deliveries totalled 75, compared to 81 for the same period the previous year. The 75 deliveries consisted of 48 business aircraft (41 aircraft for the corresponding period last fiscal year), 26 regional aircraft (39 aircraft for the corresponding period last fiscal year) and one amphibious aircraft (one aircraft for the corresponding period last fiscal year). The increase in business aircraft deliveries is mainly due to the continued strength of the business aircraft market in both the narrow body and wide body business jet segments. The decrease in regional aircraft deliveries is due to lower deliveries of the *CRJ* family aircraft, partially offset by higher deliveries of turboprops.

Bombardier received 67 net orders for business aircraft, during the three-month period ended July 31, 2006, compared to 51 net orders during the same period last fiscal year. The order intake remains strong and is consistent with the continued strength of the business aircraft market. For the quarter ended July 31, 2006, Bombardier received nine net orders for regional aircraft, compared to 11 for the same period last year. Orders for the quarter included an order for four *Q400* aircraft from Tassili Airlines of Algeria.

Free cash flow amounted to $293 million for the three-month period ended July 31, 2006, an improvement of $247 million compared to the same period the previous year.

As at July 31, 2006, the Aerospace order backlog totalled $10.9 billion, compared to $10.7 billion as at Jan. 31, 2006. The increase in the order backlog is mainly due to order intake higher than revenues recorded for business aircraft, partially offset by a declining order backlog for regional jets.

Bombardier Transportation

- **Revenues of $1.6 billion**
- **EBITDA of $87 million**
- **EBIT of $60 million**
- **New order intake totalling $1.9 billion (book-to-bill ratio of 1.2)**
- **Order backlog of $22.2 billion**

Bombardier Transportation's revenues amounted to $1.6 billion for the three-month period ended July 31, 2006, compared to $1.7 billion for the same period last year. The decrease is mainly due to decreased mainline revenues in the U.K. and Germany, due to a lower level of activities in these markets, and decreased revenues in North America, due to the completion of two large contracts, partially offset by increased activity in China.

The margin amounted to $220 million, or 13.5% of revenues, for the three-month period ended July 31, 2006, compared to $207 million, or 12.4%, for the same period the previous year. The 1.1 percentage-point increase is mainly due to improvements in contract execution and the positive impact of the restructuring initiatives.

EBITDA amounted to $87 million, or 5.4% of revenues, for the three-month period ended July 31, 2006, compared to $69 million before special items, or 4.1%, for the same period last year. EBIT totalled $60 million, or 3.7% of revenues, for the second quarter ended July 31, 2006, compared to $43 million before special items, or 2.6%, for the same quarter the previous year.

There was no special items for the three-month period ended July 31, 2006, compared to a charge of $34 million for the same period last year.

Free cash flow use amounted to $9 million for the three-month period ended July 31, 2006, an improvement of $173 million compared to the same period the previous fiscal year.

Order intake during the three-month period ended July 31, 2006, totalled $1.9 billion, an increase of $347 million compared to the same period last fiscal year. This increase is mainly due to higher order intake in mainline (U.S.), light rail vehicles (Europe) and services (Europe), partially offset by lower order intake in locomotives and mainline (both in Europe).

Major orders were for 406 cars of Rapid Transit Vehicles from the Chicago Transit Authority of U.S., valued at approximately $577 million; for the bogie overhaul of high speed trains and technical development work from First Great Western of U.K., valued at approximately $160 million; and for 30 cars of *FLEXITY* Swift low-floor trams for Metro do Porto of Portugal, valued at approximately $114 million.

Bombardier Transportation's order backlog totalled $22.2 billion as at July 31, 2006, compared to $20.9 billion as at Jan. 31, 2006. The increase in the value of the order backlog reflects higher order intake compared to revenue recorded and a net positive currency adjustment, amounting to approximately $800 million. The net positive currency adjustment results mainly from the strengthening of the euro and the pound sterling compared to the U.S. dollar as at July 31, 2006 compared to January 31, 2006.

DIVIDENDS ON PREFERRED SHARES

Series 2 Preferred Shares

A monthly dividend of $0.120923 Cdn, $0.1250 Cdn and $0.1250 Cdn per share on Series 2 Preferred Shares has been paid on June 15, July 15, and August 15, 2006 respectively.

Series 3 Preferred Shares

A quarterly dividend of $0.34225 Cdn per share on Series 3 Preferred Shares is payable on October 31, 2006 to the shareholders of record at the close of business on October 20, 2006.

Series 4 Preferred Shares

A quarterly dividend of $0.390625 Cdn per share on Series 4 Preferred Shares is payable on October 31, 2006 to the shareholders of record at the close of business on October 20, 2006.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended January 31, 2006 were $14.7 billion and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

CRJ, CRJ200, CRJ700, CRJ900, Learjet, Learjet 45, Learjet 60, Q400 and *FLEXITY* are trademarks of Bombardier Inc. or its subsidiaries.

For information

Isabelle Rondeau
Director, Communications
+514-861-9481

Shirley Chénier
Director, Investor Relations
+514-861-9481

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this press release, please refer to the respective Management's Discussion and Analysis ("MD&A") sections of the Corporation's aerospace segment ("Aerospace") and the Corporation's transportation segment ("Transportation") in the Corporation's annual report for fiscal year 2006.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry, government policies and priorities and competition from other businesses), operational risks (such as regulatory risks and dependence on key personnel, risks associated with doing business with partners, risks involved with developing new products and services, warranty and casualty claim losses, risks from legal proceedings, risks relating to the Corporation's dependence on certain key customers and key suppliers, risks resulting from fixed term commitments, human resource risks and environmental risks), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants and market risks, including currency, interest rate and commodity pricing risk). See Risks and Uncertainties in the MD&A section of Bombardier Inc.'s annual report for fiscal year 2006 for further information. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this press release and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on EBITDA, EBIT and EBT before special items. These non-GAAP measures are directly derived from the Consolidated Financial Statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant number of the users of its Consolidated Financial Statements and MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. Special items are related to the restructuring activities in Transportation. Management views these items as potentially distorting the analysis of trends.